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                                                                  Exhibit (a)(7)

LOGO
                                                                        NEWS
HUNT                                                                    RELEASE
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                                                               December 20, 1995

Contact:   Georgeson & Company Inc.
           1-800-223-2064

   HUNT MANUFACTURING CO. ANNOUNCES BOARD AUTHORIZATION OF CASH TENDER OFFER
       BY THE COMPANY FOR UP TO 3,230,000 SHARES AT $17.00 NET PER SHARE

PHILADELPHIA, PA, December 20, 1995 - Hunt Manufacturing Co. (NYSE Symbol HUN) announced today that its Board of Directors has authorized a cash tender offer by the Company to purchase up to 3,230,000 of the Company's common shares at a per share price of $17.00 in cash. The tender offer is expected to commence within the next several days. The closing price for the Company's common shares on December 19, 1995 was $15.00 per share.

In arriving at its decision to authorize a tender offer, the Company's Board of Directors considered that the interests of the Company and its shareholders will be served by using a portion of the Company's excess borrowing capacity to afford shareholders an opportunity to sell a significant portion of their shares to the Company.

The tender offer will not be conditioned upon any minimum of shares being tendered. The offer will be, however, subject to certain customary conditions described in offering materials to be distributed to shareholders. Neither the Company nor its Board of Directors makes any recommendation as to whether any shareholder should participate in the offer.

The Company also announced that, on December 19, 1995, the Company purchased from Mary F. Bartol, an aggregate of approximately 2,150,000 of the Company's common shares for a cash purchase price of $16.32 per share which is below the per share price which will be offered in the tender offer. In connection with this transaction, the Company's Board of Directors received an opinion from its financial advisor, Alex. Brown & Sons Incorporated, to the effect that, based upon the procedures followed, factors considered, and assumptions made by it as set forth in its opinion, the purchase of the shares from Mrs. Bartol by the Company is fair, from a financial point of view, to the Company and the shareholders of the Company, other than Mrs. Bartol.

The Company also announced that it has entered into a new five year $130 million credit facility consisting of a revolving credit facility in an amount up to $85 million, and a term loan in the amount of $45 million. The Company intends to use borrowings under the New Credit Facility, possibly together with cash on hand, to fund the purchase of shares from Mrs. Bartol and shares pursuant to the tender offer. The balance of the New Credit Facility will be available for working capital, strategic acquisitions and general corporate purposes.

The Company is a worldwide manufacturer and distributor of office, art/craft, and presentation and display products for the business, education and consumer markets.




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Hunt Manufacturing Co.         One Commerce Square          2005 Market Street
Philadelphia, PA 19103-7085                                     (215) 656-0300
                              Fax: (215) 656-3700